UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 5 to

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

03236M101

(CUSIP Number)

Eu Jin Chua

Managing Director, Legal & Regulations

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

With Copies to:

Jonathan Kellner

Shearman & Sterling LLP

Avenida Brigadeiro Faria Lima, 3400 – 17° andar

Jardim Paulistano - 04538-132 São Paulo – SP

Tel. No.: +55 11 3702.2210

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS: Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,562,342*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,562,342*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,562,342*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.87%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 14,677,861 shares of Common Stock issuable upon exercise of the 2015 Warrant.
**	As of the date of this filing and based on 175,860,431 shares of Common Stock, which is the sum of the (a) 157,512,200 shares of Common Stock outstanding on July 31, 2015, as disclosed in Amendment No. 1 to Form S-3 of the Issuer (as defined below), filed on September 10, 2015 (File Number 333-206331), (b) 1,000,000 shares acquired by Maxwell pursuant to the exercise of the 2013 Warrant on August 20, 2015, (c) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes and (d) 14,677,861 shares of Common Stock underlying the 2015 Warrant.

1	NAMES OF REPORTING PERSONS: Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,562,342*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,562,342*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,562,342*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.87%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 14,677,861 shares of Common Stock issuable upon exercise of the 2015 Warrant.
**	As of the date of this filing and based on 175,860,431 shares of Common Stock, which is the sum of the (a) 157,512,200 shares of Common Stock outstanding on July 31, 2015, as disclosed in Amendment No. 1 to Form S-3 of the Issuer (as defined below), filed on September 10, 2015 (File Number 333-206331), (b) 1,000,000 shares acquired by Maxwell pursuant to the exercise of the 2013 Warrant on August 20, 2015, (c) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes and (d) 14,677,861 shares of Common Stock underlying the 2015 Warrant.

1	NAMES OF REPORTING PERSONS: Cairnhill Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,562,342*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,562,342*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,562,342*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.87%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 14,677,861 shares of Common Stock issuable upon exercise of the 2015 Warrant.
**	As of the date of this filing and based on 175,860,431 shares of Common Stock, which is the sum of the (a) 157,512,200 shares of Common Stock outstanding on July 31, 2015, as disclosed in Amendment No. 1 to Form S-3 of the Issuer (as defined below), filed on September 10, 2015 (File Number 333-206331), (b) 1,000,000 shares acquired by Maxwell pursuant to the exercise of the 2013 Warrant on August 20, 2015, (c) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes and (d) 14,677,861 shares of Common Stock underlying the 2015 Warrant.

1	NAMES OF REPORTING PERSONS: Maxwell (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,562,342*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,562,342*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,562,342*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 33.87%**
14	TYPE OF REPORTING PERSON: CO

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 14,677,861 shares of Common Stock issuable upon exercise of the 2015 Warrant.
**	As of the date of this filing and based on 175,860,431 shares of Common Stock, which is the sum of the (a) 157,512,200 shares of Common Stock outstanding on July 31, 2015, as disclosed in Amendment No. 1 to Form S-3 of the Issuer (as defined below), filed on September 10, 2015 (File Number 333-206331), (b) 1,000,000 shares acquired by Maxwell pursuant to the exercise of the 2013 Warrant on August 20, 2015, (c) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes and (d) 14,677,861 shares of Common Stock underlying the 2015 Warrant.

Note to Schedule 13D

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends and supplements the Schedule 13D filed on November 25, 2014 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on December 19, 2014 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on May 26, 2015 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed on July 28, 2015 (“Amendment No. 3”) and Amendment No. 4 to the Original Schedule 13D, filed on July 30, 2015 (“Amendment No. 4”, together with the Original Schedule 13D, Amendment No.1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the “Statement”), and is being filed by Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”) and Maxwell (Mauritius) Pte Ltd (“Maxwell”) (Temasek, FMPL, Cairnhill and Maxwell are collectively referred to hereinafter as the “Reporting Persons”) in respect of the common stock, par value of $0.0001 per share, of Amyris, Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 5885 Hollis Street, Suite 100, Emeryville, CA 94608.

This Amendment No. 5 is being filed by the Reporting Persons to report that the 2015 Warrant became exercisable as a result of the approval by the Issuer’s stockholders of the issuance of shares of the Issuer’s Common Stock issuable upon the exercise of the 2015 Warrant, at a special meeting of stockholders on September 17, 2015, and at which the stockholders also approved the issuance of shares of the Issuer’s Common Stock issuable upon the exercise of the Funding Warrant and the R&D Warrant, as disclosed on the Issuer’s Form 8-K filed on September 18, 2015 (File No. 001-34885). The Reporting Persons are deemed under Rule 13d-3(d)(1) to have beneficial ownership of the 14,677,861 shares of Common Stock issuable upon exercise of the 2015 Warrant.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) As of September 17, 2015, Maxwell is the direct beneficial owner of 42,214,111 shares of Common Stock. Maxwell is deemed under Rule 13d-3(d)(1) to have beneficial ownership of the 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and 14,677,861 shares of Common Stock issuable upon exercise of the 2015 Warrant.

As of September 17, 2015, Maxwell is the direct beneficial owner and deemed beneficial owner of 59,562,342 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the respective shares of Common Stock beneficially owned and deemed to be beneficially owned by the Reporting Persons as of September 17, 2015 (as set forth in the prior paragraph) by (ii) 175,860,431 shares of Common Stock, which is the sum of the (a) 157,512,200 shares of Common Stock outstanding as of July 31, 2015, (b) 1,000,000 shares acquired by Maxwell pursuant to the exercise of the 2013 Warrant on August 20, 2015, (c) 2,670,370 shares of Common Stock that may be obtained by Maxwell upon conversion of the Convertible Notes held by Maxwell and (d) 14,677,861 shares of Common Stock that may be obtained by Maxwell upon exercise of the 2015 Warrant. Maxwell intends to exercise the 2015 Warrant and will acquire the 14,677,861 shares of Common Stock underlying the 2015 Warrant.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(b) Cairnhill, through its ownership of Maxwell, may be deemed to share voting and dispositive power over the 59,562,342 shares of Common Stock beneficially owned or deemed to be beneficially owned by Maxwell.

FMPL, through its ownership of Cairnhill, may be deemed to share voting and dispositive power over the 59,562,342 shares of Common Stock beneficially owned or deemed to be beneficially owned by Cairnhill and Maxwell.

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 59,562,342 shares of Common Stock beneficially owned or deemed to be beneficially owned by FMPL, Cairnhill and Maxwell.

(c) On August 20, 2015, Maxwell exercised the 2013 Warrant and acquired 1,000,000 shares of Common Stock for $0.01 per share. As previously disclosed in Amendment No. 4, as of July 29, 2015, Maxwell was deemed to be the direct beneficial owner of the 1,000,000 shares of Common Stock issuable upon exercise of the 2013 Warrant.

(d) Not Applicable.

(e) Not Applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Information regarding the Instruction C persons.

2	Letter Agreement, dated February 23, 2013, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(1)

3	Securities Purchase Agreement, made and entered into as of August 8, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(2)

4	Amendment No. 1 to Securities Purchase Agreement, dated October 16, 2013 by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(3)

5	Amendment No. 2 to Securities Purchase Agreement, dated December 24, 2013 by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(4)

6	Warrant to Purchase Stock, dated October 16, 2013, issued to Maxwell (Mauritius) Pte Ltd.(5)

7	Amended and Restated Investors Rights Agreement, dated June 21, 2010, by and among Amyris Biotechnologies, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(6)

8	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated February 23, 2012, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(7)

9	Amendment No. 2 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2012, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(8)

10	Amendment No. 3 to Amended and Restated Investors’ Rights Agreement, dated March 27, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(9)

11	Amendment No. 4 to Amended and Restated Investors’ Rights Agreement, dated October 16, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(10)

12	Amendment No. 5 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(11)

13	Voting Agreement, dated August 8, 2013, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(12)

14	Amended and Restated Letter Agreement, dated May 8, 2014, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(13)

15	Joint Filing Agreement.(14)

16	Exchange Agreement, dated July 26, 2015, by and between Amyris Inc., Maxwell (Mauritius) Pte Ltd and Total Energies Nouvelles Activités USA. (15)

17	Warrant to Purchase Stock, dated July 29, 2015, issued to Maxwell (Mauritius) Pte Ltd.(16)

18	Warrant to Purchase Stock, dated July 29, 2015, issued to Maxwell (Mauritius) Pte Ltd.(17)

19	Warrant to Purchase Stock, dated July 29, 2015, issued to Maxwell (Mauritius) Pte Ltd.(18)

20	Maturity Treatment Agreement, dated July 29, 2015 by and between Amyris Inc. and Maxwell (Mauritius) Pte Ltd.(19)

21	Voting Agreement, dated July 29, 2015 by and between Amyris, Inc. and Maxwell (Mauritius) Pte Ltd.(20)

22	Amendment No. 6 to Amended and Restated Investors’ Rights Agreement, dated July 29, 2015, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(21)

(1)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended March 31, 2012 filed with the Securities and Exchange Commission on May 9, 2012.
(2)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2013 filed with the Securities and Exchange Commission on November 5, 2013.
(3)	Incorporated by reference to Exhibit 4.24 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(4)	Incorporated by reference to Exhibit 4.25 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(5)	Incorporated by reference to Exhibit 4.09 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(6)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form S-1 (No. 333-166135) filed with the Securities and Exchange Commission on June 23, 2010.
(7)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Form S-3 (No. 333-180005) filed with the Securities and Exchange Commission on March 9, 2012.
(8)	Incorporated by reference to Exhibit 4.04 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 28, 2013.

(9)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on June 9, 2013.
(10)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(11)	Incorporated by reference to Exhibit 4.07 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(12)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2013 filed with the Securities and Exchange Commission on November 5, 2013.
(13)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2014 filed with the Securities and Exchange Commission on August 8, 2014.
(14)	Incorporated by reference to Exhibit 15 to the Schedule 13D (No. 005-85969) filed by Maxwell on November 25, 2014.
(15)	Incorporated by reference to Exhibit 16 to the Amendment No. 3 to Schedule 13D (No. 005-85969) filed by Maxwell on July 28, 2015.
(16)	Incorporated by reference to Exhibit 17 to the Amendment No. 4 to Schedule 13D (No. 005-85969) filed by Maxwell on July 30, 2015.
(17)	Incorporated by reference to Exhibit 18 to the Amendment No. 4 to Schedule 13D (No. 005-85969) filed by Maxwell on July 30, 2015.
(18)	Incorporated by reference to Exhibit 19 to the Amendment No. 4 to Schedule 13D (No. 005-85969) filed by Maxwell on July 30, 2015.
(19)	Incorporated by reference to Exhibit 20 to the Amendment No. 4 to Schedule 13D (No. 005-85969) filed by Maxwell on July 30, 2015.
(20)	Incorporated by reference to Exhibit 21 to the Amendment No. 4 to Schedule 13D (No. 005-85969) filed by Maxwell on July 30, 2015.
(21)	Incorporated by reference to Exhibit 22 to the Amendment No. 4 to Schedule 13D (No. 005-85969) filed by Maxwell on July 30, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 23, 2015	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Christina Choo
Name: Christina Choo
Title: Authorized Signatory

FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

CAIRNHILL INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director

MAXWELL (MAURITIUS) PTE LTD

	By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director